

06004656

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED

MAY 0 4 2006

THOMSON FINANCIAL



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING_____12/31/05_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

Five Park Plaza, Suite 950

(No. and Street)

Irvine, CA   92614

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Curt Christianssen   (949) 261-8888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Windes & McClaughry Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, Suite 2200, Long Beach, CA   90802

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH. D.C. 203 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Curt Christianssen___ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Seapower Carpenter Capital, Inc.___ _____ , as of ___December 31___ _____, 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Secretary
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

CONTENTS



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seapower Carpenter Capital, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
January 23, 2006

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SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2005	**2004**
CASH	$ 619,269	$ 388,768
ACCOUNTS RECEIVABLE	5,070	
TOTAL ASSETS	$ 624,339	$ 388,768

LIABILITIES AND STOCKHOLDER'S EQUITY

DUE TO PARENT	$ 144,200	$ 5,100
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 10,000 shares	35,000	35,000
Retained earnings	445,139	348,668
	480,139	383,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 624,399	$ 388,768

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF INCOME

	For the Year Ended December 31,	
	2005	2004
FINANCIAL ADVISORY SERVICES	$1,599,634	$ 839,465
REAL ESTATE COMMISSIONS	8,218	25,550
	1,607,852	865,015
GENERAL AND ADMINISTRATIVE EXPENSES	1,279,167	830,859
INCOME FROM OPERATIONS	328,685	34,156
OTHER INCOME		
Interest income	12,786	3,544
INCOME BEFORE INCOME TAXES	341,471	37,700
PROVISION FOR INCOME TAXES	145,000	5,900
NET INCOME	$ 196,471	$ 31,800

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Shares Issued and Outstanding	Common Stock	Retained Earnings
BALANCE AT JANUARY 1, 2004	5,000	$ 35,000	$ 316,868
NET INCOME			31,800
BALANCE AT DECEMBER 31, 2004	5,000	35,000	348,668
NET INCOME			196,471
DIVIDEND			(100,000)
BALANCE AT DECEMBER 31, 2005	5,000	$ 35,000	$ 445,139

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS

	For the Year Ended December 31,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 196,471	$ 31,800
Adjustments to reconcile net income to net cash from operating activities:		
Change in:		
Accounts receivable	(5,070)	
Due to parent	139,100	(36,094)
Net Cash Provided by (Used In) Operating Activities	330,501	(4,294)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends on common stock	(100,000)	
Net Cash Used In Financing Activities	(100,000)	
NET CHANGE IN CASH	230,501	(4,294)
CASH AT BEGINNING OF YEAR	388,768	393,062
CASH AT END OF YEAR	$ 619,269	$ 388,768
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these statements.

5

NOTE 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the State of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the National Association of Securities Dealers, Inc.

Financial Advisory Services

Financial advisory service revenues include fees earned from providing merger and acquisition and financial advisory services. Financial advisory service revenues are recorded on the closing date of the transaction.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing arrangement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

6

NOTE 2 – Related-Party Activities

The parent pays all the general and administrative expenses, which are allocated to the company through the due to parent account by a services and expenses sharing agreement between the company and its parent. The due to parent account is also credited or debited for the company's provision for income taxes.

NOTE 3 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the company had net capital of $475,069, which was $465,451 in excess of its required net capital of $9,618. The company's net capital ratio was .30 to 1.

NOTE 4 – Provision for Income Taxes

The provision for income taxes consists of the following:

| | For the Year Ended December 31, | |
	2005	2004
Currently payable	$ 145,000	$ 5,900



WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying financial statements of Seapower Carpenter Capital, Inc. as of and for the year ended December 31, 2005 and have issued our report thereon dated January 23, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 23, 2006

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET
CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION
INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2005

CREDITS
Stockholder's equity per company's unaudited
X-17A-5 Part IIA Filing $ 624,339
AUDIT ADJUSTMENTS
Record income tax provision   144,200

STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS   480,139

  Nonallowable assets   5,070

NET CAPITAL   475,069

MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER
OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $144,200   9,618

  Excess net capital $ 465,451

  Excess net capital at 1000% $ 460,649

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   .30 to 1

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5
  Part IIA filing $ 619,269
  Net audit adjustments   (144,200)

NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5 $ 475,069

AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5
  Part IIA filing   None
  Net audit adjustments $ 144,200

AGGREGATE INDEBTEDNESS $ 144,200

The Independent Auditors' Report on Page 8
should be read in conjunction with these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2005

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.



WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Seapower Carpenter Capital, Inc.

In planning and performing our audit of the financial statements and supplemental
schedules of Seapower Carpenter Capital, Inc. (the company), for the year ended
December 31, 2005, we considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide assurance on internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the company, including
tests of such practices and procedures that we considered relevant to the objectives stated in
Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of Rule 15c3-3. Because the company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the company in any of the
following:

1. Making quarterly securities examinations, counts, verifications,
   comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid
   and excess margin securities of customers as required by rule 15c3-3.

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The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Long Beach, California
January 23, 2006

12